TransAlta to present at the 10th Annual CIBC World Markets Institutional Investor Conference

CALGARY, Alberta (Feb. 16, 2007) – Steve Snyder, TransAlta Corporation’s (TSX:TA;NYSE:TAC), President and Chief Executive Officer, will present at the 10th Annual CIBC World Markets Institutional Investor conference in Whistler, B.C. on February 23 at  approximately 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time).

Links to the webcast and presentation slides will be available at the start of the presentation via TransAlta’s website, www.transalta.com, under Webcasts in the Investor Relations section. A recording of the webcast will also be available on the TransAlta website following the conference.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100  years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Jennifer Pierce

Senior Advisor Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  sneh_seetal@transalta.com

Phone:  (403) 267-2520    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com